ARKEMA

RECEIVED

2006 SEP 18 P 2:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 13th, 2006

Securities and Exchange Commission
Office of International Corporate
Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA


06016923

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam:

Enclosed is information ARKEMA:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric Gauvard

Arkema
4-8, cours Michelet - La Défense 10
F-92091 Paris La Défense Cedex
Tél. : +33 (0)1 49 00 80 80 - Fax : +33 (0)1 49 00 83 96

ARKEMA

Enclosed documents

- Press release: "Arkema: 2nd quarter 2006 results"
- Press release: "Tidjane Thiam appointed to Board of Directors"
- Presentation: "Mid-Year Review Presentation"

Arkema
4-8, cours Michelet - La Défense 10
F-92091 Paris La Défense Cedex
Tél. : +33 (0)1 49 00 80 80 - Fax : +33 (0)1 49 00 83 96

Siège social : Arkema - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 604 538 230 euros
445 074 685 RCS Nanterre
www.arkema.com



Paris, September 13th, 2006

ARKEMA : 2ND QUARTER 2006 RESULTS

INCREASE OF SECOND QUARTER OPERATING PROFIT SUPPORTED BY PRODUCTIVITY IMPROVEMENTS

- **Sales increase 3% to €1,531 million**
- **Recurring operating income of €76 million up 9%**
- **Positive net income of €28 million**
- **Further improvement of the Performance Products segment results with a recurring EBITDA margin of 10% in the second quarter**

(In millions of euros)	2nd quarter 2005[1]	2nd quarter 2006	Variation
Sales	1,486	1,531	+3.0%
Recurring EBITDA	126	131	+4.0%
Recurring EBITDA margin	8.5%	8.6%	-
Recurring operating income	70	76	+8.6%
Operating income	53	58	+9.4%
Net income – Group share	33	28	-15.2%
Capital expenditures	61	79	-

[1] Pro forma accounts (see disclaimer)

ARKEMA
4-8, cours Michelet – La Défense 10
F-92091 Paris La Défense Cedex

Capital 604 538 230 euros
445 074 685 RCS Nanterre

2nd quarter 2006 performance

Sales rose to **€1,531 million** in 2nd quarter 2006, up 3% compared to 2nd quarter 2005.

This increase resulted from price increases in all three segments (+3.9%) which offset the volume decrease especially in the Vinyl Products segment (-1%). The changes in scope of business (-0.1%) and the conversion effect (0.2%) had very limited impact on sales.

During the quarter, sales by segment remained unchanged compared to 2nd quarter 2005 with Vinyl Products representing 23% of sales, Industrial Chemicals 43%, and Performance Products 34%.

Recurring EBITDA was up 4% to **€131 million** compared to €126 million for the same period in 2005.

Recurring EBITDA margin remained at **8.6%** for the 2nd quarter compared to 8.5% for the 2nd quarter 2005 which benefited from a highly favorable environment in acrylics. It largely exceeded the 6.2% average margin of 2005.

Recurring operating income is up **8.6%** to €76 million compared to €70 million.

This improvement was supported by a significant decrease in fixed costs resulting from both the six major restructuring plans launched before the spin off and other additional productivity initiatives. Fixed cost savings totalled €30 million over the quarter and more than offset inflation (€12 million) and loss in volumes resulting from unit shutdowns related to the six major restructuring plans (€8 million).

Moreover, volume increase in the Performance Products segment, good resistance of margin in Chlorochemicals and price increases focus on all our businesses partially offset higher raw material and energy costs as well as the acrylics unit margins decrease which were at exceptionally high levels in the 2nd quarter 2005.

Operating income is up **9.4%** to €58 million compared to €53 million. Other income and expenses remained at the same level compared to 2nd quarter 2005. They include additional expenses of €5 million related to the Chlorochemicals consolidation plan and €10 million of expenses related to Arkema's spin off. These two items were taken into account when defining the financial debt at the time of the spin off.

Net result was positive at €28 million for the second consecutive quarter. Decrease in net result is related to higher income taxes in the 2nd quarter 2006 compared to the same period in 2005, which results notably from the specific tax situation of Arkema in France and Acrylics' results in Carling in 2005.

Segment performance

VINYL PRODUCTS

(In millions of euros)	2nd quarter 2005	2nd quarter 2006	Variation
Sales	**345**	**349**	**+1.2%**
Recurring EBITDA	**2**	**14**	**n.m.**
Recurring EBITDA margin	**0.6%**	**4.0%**	**-**
Recurring operating income	**(2)**	**10**	**n.m.**
Operating income	**(12)**	**5**	**n.m.**

Vinyl Products segment sales increased by 1.2%. The steadiness of the two downstream activities (Vinyl Compounds, Pipes and Profiles) and price increases offset the impact of the planned maintenance turnarounds of the Lavera and Balan sites and the decrease of productions of the Saint-Auban plant related to the Chlorochemicals restructuring plan.

EBITDA rose to €14 million compared to €2 million in the second quarter 2005. This improvement results mainly from PVC price increase which offset the higher energy and ethylene costs. Gains resulting from the Chlorochemicals restructuring plan are still limited as fixed costs reduction is yet comparable to the loss in volumes of closed product lines.

VINYL PRODUCTS HIGHLIGHTS

French chlorochemicals restructuring plan implementation is on schedule:

- VCM production capacities were debottlenecked in Lavera during the maintenance turnaround of April;
- VCM production capacities will be increased in Fos during the 3rd quarter 2007;
- In Balan, one PVC production unit was shutdown and two others were debottlenecked during the planned maintenance turnaround;
- End of March 2006, the chlorine, VCM and chlorine derivatives production units concerned by the restructuring plan in Saint-Auban were definitely closed and the Specialty PVC unit was expanded.

INDUSTRIAL CHEMICALS

(In millions of euros)	2nd quarter 2005	2nd quarter 2006	Variation
Sales	**639**	**657**	**+2.8%**
Recurring EBITDA	**105**	**81**	**-22.9%**
Recurring EBITDA margin	**16.4%**	**12.3%**	**-**
Recurring operating income	**78**	**53**	**-32.1%**
Operating income	**78**	**53**	**-32.1%**

Industrial Chemicals segment sales increased by 2.8%. Impact of price increases in Thiochemicals, Fluorochemicals and Hydrogen Peroxide was higher than price decrease effect in Acrylics.

Recurring EBITDA margin remained at good level at 12.3% despite an EBITDA decrease from €105 million (2nd quarter 2005) to €81 million (2nd quarter 2006). This decrease resulted mainly from declining acrylics unit margins compared to a very high 2005 level which was partially offset by progress in other product lines. This progress was supported by favorable unit margins, strong volume in Asia and productivity gains.

In PMMA, strong Asian demand offset the weak demand for sheet in Europe and North America.

In Thiochemicals, good demand in the USA and margin increase offset the impact of the annual turnaround of the Beaumont unit in April.

Fluorochemicals prices continue to increase in 2nd quarter whereas volumes remained slightly lower.

For Hydrogen Peroxide, demand was strong in Asia while activity improves in North America and Europe.

INDUSTRIAL CHEMICALS HIGHLIGHTS

Pursuant to the restructuring plan of the Thiochemicals activity in the US announced end 2005, the production capacities of sulfonyls and alkylamines in Riverview were definitively shutdown end of June.

Performance Products

(In millions of euros)	2nd quarter 2005	2nd quarter 2006	Variation
Sales	**496**	**524**	**+5.6%**
Recurring EBITDA	**36**	**52**	**+44.4%**
Recurring EBITDA margin	**7.3%**	**9.9%**	**-**
Recurring operating income	**14**	**29**	**+107.1%**
Operating income	**11**	**29**	**n.m.**

Performance Products segment sales rose 5.6% driven by good market conditions, ongoing price increases and new developments in both Technical Polymers and Specialty Chemicals.

EBITDA increased to €52 million from €36 million in the second quarter 2005. This improvement results from higher volumes in Technical Polymers and Specialty Chemicals and margin recovery initiatives notably in Technical Polymers and Additives.

Recurring EBITDA margin was close to 10% in 2nd quarter far above the 2nd quarter 2005 margin (7.3%) and the 2005 average margin (5.7%).

Technical Polymers further benefited from price increases, good demand on all product lines and positive impact from unit start-ups such as the EVA unit in Balan, France, and the unit in Mont, France producing Orevac®, high value-added products for packaging.

The improved performance in Specialty Chemicals (CECA) observed since end 2005 was confirmed in most product lines and especially for molecular sieves and additives for the oil industry.

In Additives, the ongoing price increases policy affected volumes which decreased slightly.

Performance Products highlights

Pursuant to the restructuring plan announced in the 1st quarter, the Urea Formaldehyde Resins production site in Villers-Saint-Paul, France was definitely shutdown end of June.

1ST HALF 2006 RESULTS

POSITIVE NET INCOME AT €37MILLION

1Q'05	2Q'05	1H'05[1]	(In millions of euros)	1Q'06	2Q'06	1H'06
1,421	1,486	2,907	Sales	1,545	1,531	3,076
134	126	260	Recurring EBITDA	117	131	248
9.4%	8.5%	8.9%	Recurring EBITDA margin	7.6%	8.6%	8.1%
80	70	150	Recurring operating income	61	76	137
(45)	53	8	Operating income	39	58	97
(69)	33	(36)	Net result - Group share	9	28	37
56	61	117	Capital expenditures	55	79	134

Sales increased by 5.8% to €3,076 million in first half 2006 from €2,907 million in first half 2005.

This increase resulted mainly from price increases in all three segments (+2.3%), higher volumes (+2.1%) and a positive foreign currency effect (+1.6%) related mainly to the appreciation of the dollar against the euro. The changes in the scope of business had very limited impact on sales (-0.2%).

Recurring EBITDA totalled €248 million compared to €260 million for the same period in 2005 which was characterized by a strong environment in Chlorochemicals in the 1st quarter 2005 and exceptional market conditions in the acrylics in the 1st half 2005. Productivity initiatives, price increases policy as well as volume growth in the Performance Products segment offset partially these effects despite further increases in raw material and energy costs.

Net result is positive at €37 million compared to a net loss of €(36) million in the 1st half 2005.

Capital expenditures amounted to €134 million including €13 million related to the Chlorochemicals restructuring plan.

Working capital amounted to €1,402 million end of June 2006. The working capital on sales ratio remained stable at 23%[2].

Net debt totalled €195 million at the end of June 2006 compared to €567 million end 2005. It takes into account a share capital increase of €532 million subscribed by Total in the 1st half (€259 million in 1st quarter 2006 and €273 million in 2nd quarter 2006), a working capital increase (+€128 million) and cash expenses related to non-recurring pre-spin off items[3] (€72 million).

[2] This ratio is calculated as the working capital end of period divided by the last quaterly sales figure multiplied by 4.
[3] Non-recurring pre-spin off items correspond to items taken into account for the computation of the theoretical financial debt at the time of the spin off.

EVENTS AFTER THE BALANCE SHEET DATE

Beginning of July, Arkema announced three projects to reinforce the competitiveness of the Performance Products segment which will result in the reduction of 91 positions[4]. These projects concern the Technical Polymers business unit and its site in Serquigny, France, the Additives business unit and its sites in Mobile and Carrollton, USA and the Specialty Chemicals and its site in Pierrefitte-Nestalas, France.

Concerning the European proceedings on past antitrust practices, Arkema was imposed in May a fine of €79 million related to the Hydrogen Peroxide and a fine of €219 million related to the methacrylate market. Arkema filed an appeal at the European Court of First Instance in Luxembourg and paid in the 3rd quarter its share of €195 million. These amounts were provided for and taken into account when defining financial debt at the time of the spin off and have therefore no impact on Arkema's results.

Finally, in the context of its cost control policy, the Arkema has just announced several changes to its current American pension plans.

2006 OUTLOOK

For 2006, Arkema expects a positive net result and a recurring EBITDA in the higher range of its 10 to 15% EBITDA growth target compared to 2005[5].

These forecasts take into account the usual seasonality effect on its sales between the first and second half of the year, the high level of raw material and energy costs (or even further rises for some of them), an acrylics environment less favourable than in 2005 and a good global demand despite an expected slowdown in the US.

In this environment, Arkema will continue to increase focus on sale prices and benefit from productivity initiatives and new developments especially in its Performance Products segment.

Capital expenditures should amount in 2006 at approximately €350 million including investments related to the Chlorochemicals consolidation plan.

2006 FINANCIAL CALENDAR

November 15, 2006 3rd quarter 2006 results

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

[4] In France, the implementation of these projects is subject to the legal information and consultation procedure of the work council.
[5] Recurring EBITDA growth target compared with the 2005 level of 10 to 15% per year on average over the newt three years.

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial condition, results of operations, business and strategy of ARKEMA. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des Marchés Financiers

.

The interim half yearly accounts disclosed in the present press release have been subject to a limited review by ARKEMA's statutory auditors. Financial information related to 2005 are extracted from pro forma financial statements prepared for the purpose of the listing of ARKEMA SA. Financial information for 2006 are extracted from the consolidated financial statements of ARKEMA The business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

The main performance indicators used are as follows:

• ***Operating income:*** *this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.*

• ***Other income and expenses:*** *these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance.*

These items of income and expense are:

- *Impairment losses in respect of non-current assets,*
- *Gains or losses on sale of assets,*
- *Certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,*
- *Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,*
- *Costs related to the Spin-Off of ARKEMA's Businesses.*

• ***Recurring operating income****: this is calculated as the difference between operating income and other income and expenses as previously defined.*

• ***Recurring EBITDA****: this corresponds to recurring operating income increased by depreciation and amortization.*

• ***Working capital****: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.*

• ***Capital employed****: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.*

• ***Net debt****: this is the difference between current and non-current debt and cash and cash equivalents.*

A global chemical player, ARKEMA consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, ARKEMA achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, ARKEMA holds leadership positions in its principal markets.



ARKEMA Financial Statements

Consolidated financial statements - June 2006

INCOME STATEMENT

(In millions of euros)	2nd Quarter 2005 Pro forma (non-audited)	1st Semester 2005 Pro forma (non-audited)	2nd Quarter 2006 Consolidated	1st Semester 2006 Consolidated
Sales	1 486	2 907	1 531	3 076
Operating expenses	(1 249)	(2 435)	(1 289)	(2 620)
Research and development expenses	(45)	(90)	(44)	(88)
Selling and administrative expenses	(122)	(233)	(122)	(231)
Recurring operating income	**70**	**150**	**76**	**137**
Other income and expenses	(17)	(142)	(18)	(40)
Operating income	**53**	**8**	**58**	**97**
Equity in income of affiliates	2	4	0	(0)
Cost of debt	(3)	(5)	(1)	(5)
Income taxes	(18)	(42)	(28)	(54)
Net income	**34**	**(35)**	**29**	**38**
Of which minority interests	1	1	1	1
Net income - Group share	**33**	**(36)**	**28**	**37**
Earnings per share (amount in euros)	*0,55*	*-0,60*	*0,47*	*0,61*
Diluted earnings per share (amount in euros)	*0,55*	*-0,60*	*0,47*	*0,61*
Depreciation and amortization	(56)	(110)	(55)	(111)
Recurring EBITDA	126	260	131	248

BALANCE SHEET

(In millions of euros)

	31.12.2005 Pro forma	30.06.2006 Consolidated
ASSETS		
Intangible assets, net	149	141
Property, plant and equipment, net	1 322	1 310
Equity affiliates: investments and loans	112	104
Other investments	22	20
Deferred income tax assets	108	94
Other non-current assets	209	211
TOTAL NON-CURRENT ASSETS	**1 922**	**1 880**
Inventories	1 124	1 093
Accounts receivable	1 199	1 277
Prepaid expenses and other current assets	370	304
Income taxes recoverable	31	21
Cash and cash equivalents	67	66
TOTAL CURRENT ASSETS	**2 792**	**2 761**
TOTAL ASSETS	**4 714**	**4 641**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	-	605
Paid-in surplus and retained earnings	1 366	1 331
Cumulative translation adjustment	83	10
Treasury shares	-	-
SHAREHOLDERS' EQUITY - GROUP SHARE	**1 449**	**1 946**
Minority interests	**14**	**14**
TOTAL SHAREHOLDERS' EQUITY	**1 463**	**1 960**
Deferred income tax liabilities	58	53
Provisions	1 126	1 074
Non-current debt	59	57
TOTAL NON-CURRENT LIABILITIES	**1 243**	**1 184**
Accounts payable	861	803
Other creditors and accrued liabilities	544	468
Income taxes payable	28	22
Current debt	575	204
TOTAL CURRENT LIABILITIES	**2 008**	**1 497**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 714**	**4 641**

CASH FLOW STATEMENT

(In millions of euros)	1st Semester 2005 Pro forma	1st Semester 2006 Consolidated
Cash flow - operating activities		
Net income	(35)	38
Depreciation, amortization and impairment of assets	111	111
Provisions, valuation allowances and deferred taxes	74	(33)
(Gains)/losses on sales of assets	(1)	(3)
Undistributed affiliate equity earnings	(1)	-
Change in working capital	(258)	(128)
Cash flow from operating activities	**(110)**	**(15)**
Cash flow - investing activities		
Intangible assets and property, plant, and equipment, additions	(117)	(134)
Acquisitions of subsidiaries, net of cash acquired	(2)	-
Increase in long-term loans	(9)	(30)
Total expenditures	**(128)**	**(164)**
Proceeds from sale of intangible assets and property, plant and equipment	2	1
Proceeds from sale of subsidiaries, net of cash sold	-	-
Proceeds from sale of other investments	1	9
Repayment of long-term loans	14	20
Total divestitures	**17**	**30**
Cash flow from investing activities	**(111)**	**(134)**
Cash flow - financing activities		
Parent company shareholders	-	-
Issuance (repayment) of shares	-	532
Dividends paid to Parent company shareholders	-	-
Dividends paid to Minority shareholders	(1)	(1)
Issuance of long-term debt	-	-
Repayment of long-term debt	(2)	(2)
Increase in short-term borrowings and bank overdrafts	224	-
Decrease in short-term borrowings and bank overdrafts	-	(371)
Cash flow from financing activities	**221**	**158**
Net increase/(decrease) in cash and cash equivalents	-	9
Effect of exchange rates and changes in scope	10	(10)
Cash and cash equivalents at beginning of period	77	67
Cash and cash equivalents at end of period	**87**	**66**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(In millions of euros)	Shares issued					Treasury shares					
	Number	Amount	Paid-in surplus	Retained earnings	Cumulative translation adjustment	Number	Amount	Recognized directly through equity	Shareholders' equity - Group share	Minority interests	Total shareholders' equity
As of January 1, 2006	**4 000**			**1 366**	**83**				**1 449**	**14**	**1 463**
Cash dividend									-	(1)	(1)
Net income				37					37	1	38
Issuance of share capital	60 449 823	605	1 006	(1 078)					532		532
Purchase of treasury shares									-		-
Cancellation of treasury shares									-		-
Sale of treasury shares									-		-
Other									-		-
Transactions with shareholders	*60 449 823*	*605*	*1 006*	*(1 041)*	-	-	-	-	*569*	-	*569*
Changes in items recognized directly through equity											
Change in translation adjustments					(73)				(73)		(73)
Items other than transactions with shareholders		-	-	-	(73)	-	-	-	(73)	-	(73)
As of June 30, 2006	**60 453 823**	**605**	**1 006**	**325**	**10**	**-**	**-**	**-**	**1 946**	**14**	**1 960**

INFORMATION BY BUSINESS SEGMENT

(Non-audited)

(In millions of euros)	2nd Quarter 2005				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	345	639	496	6	1 486
Inter-segment sales	22	44	4	-	0
Total sales	**367**	**683**	**500**	**6**	**1 486**
Recurring operating income	**(2)**	**78**	**14**	**(20)**	**70**
Other income and expenses	**(10)**	**-**	**(3)**	**(4)**	**(17)**
Operating income	**(12)**	**78**	**11**	**(24)**	**53**
Equity in income of affiliates	2	-	-	-	2
Depreciation and amortization	(4)	(27)	(22)	(3)	(56)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	(10)	10	(8)	17	9
Recurring EBITDA	**2**	**105**	**36**	**(17)**	**126**
Intangible assets and property, plant and equipment, additions	**9**	**25**	**25**	**2**	**61**

(In millions of euros)	2nd Quarter 2006				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	349	657	524	1	1 531
Inter-segment sales	19	45	4	-	0
Total sales	**368**	**702**	**528**	**1**	**1 531**
Recurring operating income	**10**	**53**	**29**	**(16)**	**76**
Other income and expenses	**(5)**	**-**	**-**	**(13)**	**(18)**
Operating income	**5**	**53**	**29**	**(29)**	**58**
Equity in income of affiliates	(0)	-	-	-	(0)
Depreciation and amortization	(4)	(28)	(23)	-	(55)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	14	1	(2)	6	19
Recurring EBITDA	**14**	**81**	**52**	**(16)**	**131**
Intangible assets and property, plant and equipment, additions	**26**	**33**	**19**	**1**	**79**

INFORMATION BY BUSINESS SEGMENT

(Non-audited)

(In millions of euros)	1st Semester 2005				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	705	1 229	970	3	2 907
Inter-segment sales	42	88	9	-	0
Total sales	**747**	**1 317**	**979**	**3**	**2 907**
Recurring operating income	**23**	**141**	**24**	**(38)**	**150**
Other income and expenses	**(128)**	**-**	**(9)**	**(5)**	**(142)**
Operating income	**(105)**	**141**	**15**	**(43)**	**8**
Equity in income of affiliates	4	-	0	-	4
Depreciation and amortization	(7)	(54)	(45)	(4)	(110)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	(132)	7	(19)	46	(98)
Recurring EBITDA	**30**	**195**	**69**	**(34)**	**260**
Intangible assets and property, plant and equipment, additions	**17**	**47**	**50**	**3**	**117**

(In millions of euros)	1st Semester 2006				
	Vinyl Products	**Industrial Chemicals**	**Performance Products**	**Corporate**	**Group total**
Non-Group sales	710	1 318	1 045	3	3 076
Inter-segment sales	40	92	8	1	-
Total sales	**750**	**1 410**	**1 053**	**4**	**3 076**
Recurring operating income	**17**	**104**	**51**	**(35)**	**137**
Other income and expenses	**(5)**	**-**	**(23)**	**(12)**	**(40)**
Operating income	**12**	**104**	**28**	**(47)**	**97**
Equity in income of affiliates	(0)	0	-	-	(0)
Depreciation and amortization	(8)	(57)	(46)	-	(111)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	14	(3)	(29)	32	14
Recurring EBITDA	**25**	**161**	**97**	**(35)**	**248**
Intangible assets and property, plant and equipment, additions	**37**	**57**	**38**	**2**	**134**

ARKEMA

Press release

Communiqué de presse

Paris, September 13th 2006

Tidjane Thiam appointed to Arkema's Board of Directors

At a meeting on September 12th 2006, Arkema's Board of Directors unanimously decided to co-opt Mr Tidjane Thiam as Independent Director.

Mr Tidjane Thiam has been Chief Executive Officer of Aviva Europe since 2006, after holding the post of Strategy and Development Director in London. He graduated from *Ecole Polytechnique* in 1984, and as a civil engineer from *Ecole des Mines* Paris in 1986, before gaining an MBA from INSEAD in 1988. From 1986 to 1994, he was Strategy and Organization Advisor to McKinsey & Company in France and the United States. From 1994 to 1998, he held the post of Director General of *Bureau National d'Etudes Techniques et de Développement* (BNETD) [National Bureau for Technical and Development Studies] for the Presidency of the Republic of Côte d'Ivoire. He was Minister for Planning and Development from 1998 to 1999, and elected a member of the Dream Cabinet by the World Economic Forum in Davos. Subsequently, he was a Partner at McKinsey in Paris, from 2000 to 2002.

Following Mr Tidjane Thiam's appointment, Arkema's Board of Directors now comprises eight members:

- Thierry Le Hénaff, President and CEO of Arkema
- François Enaud, President and CEO of Stéria S.A.
- Bernard Kasriel, former CEO of Lafarge
- Laurent Mignon, Deputy Managing Director of AGF
- Thierry Morin, President and CEO of Valeo
- Jean-Pierre Seeuws, former Chemicals Vice President at Total
- Tidjane Thiam, Chief Executive Officer of Aviva Europe
- Philippe Vassor, former President of Deloitte France, President of Baignas S.A.S.

A global chemical player, Arkema combines 3 related and integrated business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com


ARKEMA

2006 MID YEAR REVIEW

Paris, September 13th, 2006

Build a strong company

Creation of Arkema — Spin off — 2008

October 2004 — May 2006

Prepare for independence

- Negotiate a strong balance sheet
- Launch of 6 major restructuring projects

Restore profitability

- Strong emphasis on productivity
- Focus on profitable growth

Improve free cash generation

*10 to 15% EBITDA growth per year**

Establish a competitive and growing chemical player

Accelerate pace of change


ARKEMA

** Calculated as an average annual growth for the next three years compared to 2005*

Where we stand today

- Increase of second quarter operating income
- 6 major restructuring plans on track
- Other significant productivity initiatives
- Growth fuelled by new projects
- A 2006 forecast in the higher range of our target

« Pro-active and pragmatic »

2Q 2006 financials

« A good start after spin off »

A robust second quarter 2006

- Sales increase **+3%*** to **€1,531m**
- Recurring operating income of **€76m** up **+9%***
- Positive net income of **€28m**
- Performance Products EBITDA margin at **10%**

« **First impact of productivity initiatives** »

ARKEMA

** Compared to 2Q 2005*

2Q 2006 key figures

In €m	2Q'05	2Q'06	*Variation**	1Q'06
Sales	1,486	**1,531**	*3.0%*	1,545
EBITDA (recurring)	126	**131**	*4.0%*	117
EBITDA margin	*8.5%*	***8.6%***		*7.6%*
Operating income (rec.)	70	**76**	*8.6%*	61
Operating income margin	*4.7%*	***5.0%***		*3.9%*
Operating income	**53**	**58**	*9.4%*	39
Net income- Group share**	33	**28**	*(15.2)%*	9

*2Q'06 vs 2Q'05
**Decrease in net income related to an increase of income tax

Sales growth supported by price increases

€1,486m
Sales
2Q'05
(1.0)%
Volume
+ Performance Products
- Industrial Chemicals
- Vinyl Products
(restructuring plan)
3.9%
Price
+ All three
segments
0.2%
Conversion
effect
(0.1)%
Scope
+3%
€1,531m
Sales
2Q'06


ARKEMA

Strong impact of productivity programs

€126m
€(5)m
€(12)m
€6m
€16m
€131m
+ Price initiatives
+ Growth projects
- Acrylics cycle
- Raw material & energy costs
+/- other impacts
Inflation
Major plans
+ €14m (fixed costs savings)
- €8m (volume loss)
Other productivity initiatives
+4%
EBITDA 2Q'05
EBITDA 2Q'06



Strong improvement of Performance Products



Sales (€m)
+1.2%
345
349
2Q'05
2Q'06
+2.8%
639
657
2Q'05
2Q'06
+5.6%
496
524
2Q'05
2Q'06
EBITDA (€m)
Margin (%)
0.6%
4.0%
2
14
2Q'05
2Q'06
16.4%
12.3%
105
81
2Q'05
2Q'06
7.3%
9.9%
36
52
2Q'05
2Q'06

Vinyl Products

- Higher spread offset by higher energy costs
- Volume loss and decrease of fixed costs (implementation of restructuring plan)

Industrial Chemicals

- Decrease in Acrylics unit margins
- First impact of restructuring plans (Thiochemicals and PMMA)
- Contribution of development projects

Performance Products

- Strong demand supported by global economy and R&D
- Ongoing margin recovery initiatives
- Productivity initiatives



ARKEMA

1H 2006 review

« On target »

1H 2006 highlights

GLOBAL ECONOMIC ENVIRONMENT

- Strong demand in US and Asian markets
- Increased raw material and energy costs
- Significant decrease of acrylics unit margins

ARKEMA'S HIGHLIGHTS

- Price increase initiatives
- Vinyl Products and other five major restructuring plans on track
- Additional fixed cost and headcount reductions
- Key growth projects


ARKEMA

6 major restructuring plans on track

PMMA Sheet Europe

165 positions
106 p. year to date
COMPLETE 4Q'06

Thiochemicals France
74 positions
COMPLETED

Headquarters
132 positions
COMPLETED

2004

Chlorochemicals

523 positions
223 p. year to date
COMPLETE 4Q'07

Thiochemicals US

60 positions
30 p. year to date
COMPLETE 4Q'06

2005

Urea Formaldehyde Resins

132 positions
31 p. year to date
COMPLETE 2Q'07

2006

« €25m EBITDA impact in 2006 »


ARKEMA

Evolution of headcount since creation


19,167
17,713
Asia and ROW
North America
Europe
(excl. France)
France
(107) employees
(219) employees
(1,096) employees
12/31/2004
06/30/2006

« nearly half related to the 6 major plans »


ARKEMA

Vinyl Products: competitive assets at end of plan

VCM sites*



Lavéra
- 525 Kt capacity
- 3rd largest site in Europe

Fos**
- 415 Kt capacity
- 5th largest site in Europe

Balan/Saint-Fons

Berre/Fos/Lavéra

Martorell

GP PVC VCM

General Purpose PVC sites*



Balan
- 325 Kt capacity
- 5th largest site in Europe

Berre**
- 290 Kt capacity
- 9th largest site in Europe

VCM Production Capacities**


600
400
200
In Kt
Lavéra
Fos
Martorell
Average of the 24 VCM sites in Europe

Sources: CMAI and Arkema

PVC Production Capacities**


500
250
In Kt
Balan
Berre
Martorell
St. Fons
Average of the 37 PVC site in Europe

Sources: CMAI and Arkema

ARKEMA

** Not including St Auban (only Specialty PVC) and Jarrie (Chlorine Intermediates). Details of the plan in appendix.*
*** Joint ventures: Fos (Arkema: 79%, Solvin: 21%), Berre (Arkema: 65%, Solvin: 35%), Martorell (Arkema: 35%, Solvin: 65%)*

Pursue development focused on strong lines



Calvert-City
Fluorochemicals
Technical Polymers
Becancour
H_2O_2
Beaumont
Thiochemicals
Specialty chemicals
Honfleur
Specialty chemicals
Inowroclaw
Carling
Acrylics
Mourenx
Thiochemicals
Mont
Technical Polymers
Fluorochemicals
Technical Polymers
Organic Peroxides
Changshu
Jinhae
PMMA
Shanghai
H_2O_2
Started
Debottlenecking
Major extension

- Further develop global market positions
- Reinforce competitiveness of our best sites
- Projects' IRR from 15% to 30%



ARKEMA

1H 2006 key figures

In €m	1H'05	1H'06	Variation*
Sales	2,907	**3,076**	*5.8%*
EBITDA (recurring)	260	**248**	*(4.6%)*
EBITDA margin	*8.9%*	***8.1%***	
Operating income (rec.)	150	**137**	*(8.7%)*
Operating income margin	*5.2%*	***4.5%***	
Operating income	8	**97**	*x 12*
Net income	(36)	**37**	*n.m.*

« Positive net income »

* 1H'06 vs 1H'05

More balanced EBITDA across segments


1H'05*
Vinyl Products
Performance Products
10%
24%
66%
Industrial Chemicals


1H'06*
Vinyl Products
Performance Products
9%
34%
57%
Industrial Chemicals

- Improved profitability of Performance Products segment
- Solid performance of Industrial Chemicals despite declining unit margin in Acrylics
- Impact of Vinyl Products restructuring plan still limited


ARKEMA

* EBITDA excluding corporate

Initial net debt negotiated with Total

567	**Net debt as of 12/31/05**
580	**Pre-spin off NR items*** ○ €435m covered by provisions ○ €45m 2006 NR items ○ €100m Vinyl Plan Capex
(532)	**Capital increase by Total before spin off**
615	**"Negotiated" net debt**
1,995	**Equity**

In €m



Estimate of cash out of pre-spin off non-recurring items
€0m
€72m
€580m
€350/400m
Dec. 2005
June 2006
Forecast Dec. 2006

« Initial gearing at 30 % »

* See details in Appendix for pre-spin off non recurring (NR) items.

ARKEMA

1H 2006 free cash flow

	1H'06	
Recurring Cash Flow	191	
Recurring Capex	(121)	⇨ In line with forecast
Operating Free Cash Flow	**70**	
Working Capital	(128)	⇨ Raw materials and seasonality
Other items	(20)	⇨ NR items and cost of debt
Recurring Cash Flow	**(78)**	
Pre Spin-off NR items cash out	*(72)*	⇨ ***Included in net debt negotiated with Total****
Cash Flow	**(150)**	

« Impacts of working capital seasonality and pre-spin off items »

ARKEMA

* See previous slide

2006 outlook

- **2006 EBITDA in the higher range of the target**
  (+15% above 2005)
- Seasonal pattern
- **Positive net income**
- Capex in line with the €350m forecast
  (out of which €50m for Vinyl consolidation plan)

2006 priority

« Reshape the Performance Products segment »

Productivity measures already launched in 1H 2006

BU - SITES		ACTIONS ALREADY TAKEN IN 2006
Urea Formaldehyde Resins: Villers-Saint-Paul (France)		**Definitive closure of VSP plant in 2Q'06**
Specialty Chemicals*: Pierrefitte-Nestalas (France)		**Closure of Pierrefitte-Nestalas plant** **New production capacities in Shanghai to be set-up**
Technical Polymers*: Serquigny (France)		**Rationalization of the Rilsan® fine powder production units in Serquigny**
Additives: Mobile (Alabama)		**Consolidation of the tin derivatives production in the Carrollton unit (Kentucky)**

« Additional restructuring provisions of €30m
Full EBITDA impact in 2008: €13m »

ARKEMA

* *Subject to information/consultation of the work councils*

New initiatives in 2H 2006


PERFORMANCE PRODUCTS
TECHNICAL POLYMERS
SPECIALTY CHEMICALS
ADDITIVES
ORGANIC PEROXIDES
AGROCHEMICALS
UREA FORMALDEHYDE RESINS

Merger*

- **Common end-markets**
- **Synergies in:**
  - SG&A
  - R&D (nanotechnologies)
- **Target of SG&A savings: €5m**
- **Implementation: 1st Jan. 2007**
- **Manufacturing productivity**

- **Plan to divest the remaining plant in Leuna (Germany)**

ARKEMA

** Subject to information/consultation of the work councils in France*

Tangible outcome from R&D

New development in molecular sieves: hydrocarbons filtration and medical oxygen  Debottlenecking of our assets in Poland and in France €11m capex  

Polyamide ultrafine powders (Orgasol®): new development for laser sintering  Increase by 40% of the production capacity in Mont  

Develop Arkema's flat glass Certincoat® CVD technology  Partnership with major Asian glass manufacturers using state of the art technology  

« Better efficiency at constant 5% of sales R&D budget »

ARKEMA

Accelerate pace of change

Accelerate the transformation process

- Further cost reduction initiatives
- Chase expenses throughout the company
- Entrepreneurial culture
- Selective portfolio management
- Working capital optimization

Further cost reduction initiatives

- **Address remaining structural gaps with competitors**
  - New additional plan launched in July
  - Merger of Additives and Organic Peroxides
- **Additional optimizations to offset inflation**
- **Specific emphasis on G&A**
  - Streamline support functions
  - Reach "best-in-class" ratio
- **Improve variable costs**
  - Energy efficiency

Chase expenses throughout the company

- **Improve goods and services purchasing**
  - Higher centralization of G&S purchasing
  - E-procurement implementation
- **Optimize real estate utilization**
  - Sell non-industrial real estate
  - Headquarters
- **Better control of US welfare and pension benefits**
  - Keep only active employees at spin off
  - Move to a more competitive and efficient benefits package
  - Switch to a defined contribution plan

Entrepreneurial culture

- **Continue to simplify the organization**
  - Reduce weight of Corporate
  - A more reactive and efficient organization
- **Increase accountability and performance**
  - Senior management compensation: 30-70% linked to profitability improvement
  - Personal incentives: free shares allocated only if EBITDA target is reached
- **"The right people in the right jobs"**
  - 11 new business unit Managing Directors have been appointed since creation (out of 13 business units)
  - Selective additional skills from outside

Selective portfolio management

DIVESTMENTS

€300 to €400m of sales within the next three years

- Disposal of non-core assets



ACQUISITIONS

Bolt-on acquisitions in our core activities

- Take advantage of upstream integration (Acrylics, Fluorochemicals)
- Increase the proportion of non-cyclical, low capital intensive businesses

« Better focused, less cyclical portfolio »

Confirm the 10 to 15% EBITDA growth target*

€355m
End 2006
€540m
€475m
+€80m
Significant growth Projects
6 major plans
Other plans
Additional productivity measures
Inflation
2/3 EBITDA growth
EBITDA 2005
EBITDA 2008



ARKEMA

* Calculated as an average annual growth for the next three years compared to 2005

Mid term target

- **Confirmation of +10 to +15% recurring EBITDA growth**
  - Calculated as an average annual growth for the next 3 years (06-08)*
  - Despite a less favorable environment in acrylics compared to 2005
- Positive free cash-flows from 2007
  (before pre-spin off non-recurring items)
- Reduce working capital to 20% of sales
- Gearing to be maintained between 30 to 40%

* *Within the same scope of business*



Appendix

Management compensation

FIXED PART

- In line with the indications given in the prospectus

FIRST VARIABLE PART

- Linked to the improvement of profitability
- Main indicator: EBITDA growth target

SECOND VARIABLE PART

- Linked to Arkema's stock price and performance
- Stock-options and free shares
- Free shares will only be allocated if the EBITDA growth target is reached

Stock-options and free shares

- Total amount of stock-options and free shares allocated = 1% of Arkema's share capital
- 80% stock-options and 20% free shares
- 600 recipients or 3% of employees
- Subscription price: €28.36

- 70% of the total compensation of the CEO
- 50% of the total compensation of the Executive Committee members

€580m pre-spin off non-recurring items*


€100m
Vinyl plan Capex
€45m
2006 pre-spin off
NR items
Social
62
212
Litigation
Antitrust
130
31
Restructuring
Environment
€445m
Covered by
provisions
booked in
B/S end 2005

ARKEMA

* Details of page 18

Vinyl Products: secure long-term competitiveness

- **Address low productivity of some assets**
- **Restructuring plan under implementation**:
  - Unprofitable plants to be shut-down
  - Expand best performing sites
- **Improve manufacturing reliability**
- **EBIT break even in low cycle conditions**:
  - Recurring EBITDA enhancement in 2008: €40m
  - Limited gain in 2006
  - As end of June 06: -223p. (out of 523p.)

Saint-Fons/Balan

Saint-Auban

Fos/Lavéra/Berre

Saint-Fons/Balan: -106 p.

Vinyl Compounds, **PVC (+5kt)**

Shutdown of one unit and debottlenecking of the others

Initial situation	30/06/06	Target
570 p.	538 p.	464 p.

Saint-Auban: -355 p.

Chlorine (-140kt), VCM (-110kt), PVC (- 35kt), **Spec. PVC (+25kt)**

Definitive closure of chlorine/VCM: beginning 04/06

Initial situation	30/06/06	Target
713 p.	549 p.	358 p.

Fos/Lavéra/Berre

Chlorine (+40kt), VCM (+70kt), PVC (+30kt)

Debottlenecking production capacities:
- Lavera in April (CVM)
- Berre in April (PVC)
- Fos in October 2007 (CVM)


ARKEMA

Main accounting and financial indicators

- **Operating income**: this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.
- **Other income and expenses**: these correspond to a limited number of well-identified non-recurring items of income and expenses of a particularly material nature that the Group presents separately in its income statements in order to facilitate the understanding of its recurring operational performance. These items of income and expenses are:
  - Impairment losses in respect of non-current assets,
  - Gains or losses on sale of assets,
  - Certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,
  - Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,
  - Costs related to the spin-off of the Arkema activities.
- **Recurring operating income**: this is calculated as the difference between operating income and other income and expenses as previously defined.
- **Recurring operating income margin**: this is calculated as recurring operating income divided by Sales.
- **Recurring EBITDA:** this corresponds to recurring operating income increased by depreciation and amortization.
- **EBITDA margin**: this is calculated as Recurring EBITDA divided by Sales.
- **Working capital**: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.
- **Capital employed**: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.
- **Net debt**: this is the difference between current and non-current debt and cash and cash equivalents.

Disclaimer

The information disclosed in this document may contain forward-looking statements with respect to the financial condition, results of operations, business and strategy of ARKEMA. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des Marchés Financiers

The interim accounts disclosed in the present press release have been subject to a limited review by ARKEMA's statutory auditors. Financial information related to 2005 are extracted from pro forma financial statements prepared for the purpose of the listing of ARKEMA SA. Financial information for 2006 are extracted from the consolidated financial statements of ARKEMA The business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

A global chemical player, ARKEMA consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, ARKEMA achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, ARKEMA holds leadership positions in its principal markets The information disclosed in this document may contain forward-looking statements with respect to the financial condition, results of operations, business and strategy of ARKEMA. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des Marchés Financiers

The interim accounts disclosed in the present press release have been subject to a limited review by ARKEMA's statutory auditors. Financial information related to 2005 are extracted from pro forma financial statements prepared for the purpose of the listing of ARKEMA SA. Financial information for 2006 are extracted from the consolidated financial statements of ARKEMA The business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

A global chemical player, ARKEMA consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, ARKEMA achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, ARKEMA holds leadership positions in its principal markets


ARKEMA